Exhibit 2.3

TAX MATTERS AGREEMENT

BY AND AMONG

GENUINE PARTS COMPANY,

RHINO SPINCO, INC.,

AND

ESSENDANT, INC.,

DATED AS OF APRIL 12, 2018

TABLE OF CONTENTS

		PAGE
ARTICLE I
DEFINITIONS

Section 1.01.	General	2

Section 1.02.	Construction	11

ARTICLE II
PREPARATION, FILING AND PAYMENT OF TAXES SHOWN DUE ON TAX RETURNS

Section 2.01.	Tax Returns	11

Section 2.02.	Tax Return Procedures	12

Section 2.03.	Straddle Period Tax Allocation	14

Section 2.04.	Timing of Payments	14

Section 2.05.	Expenses	14

Section 2.06.	Apportionment of SpinCo Taxes	14

Section 2.07.	No Extraordinary Actions on the Distribution Date	14

Section 2.08.	Allocation of Tax Attributes	15

ARTICLE III
INDEMNIFICATION

Section 3.01.	Indemnification by GPC	15

Section 3.02.	Indemnification by SpinCo	15

Section 3.03.	Characterization of and Adjustments to Payments	15

Section 3.04.	Timing of Indemnification Payments	15

ARTICLE IV
REFUNDS, CARRYBACKS, TIMING DIFFERENCE AND TAX ATTRIBUTES

Section 4.01.	Refunds	16

Section 4.02.	Carrybacks	16

Section 4.03.	Carryforwards	16

i

ii

iii

TAX MATTERS AGREEMENT

THIS TAX MATTERS AGREEMENT (this “Agreement”), dated as of April 12, 2018, is entered into by and among Genuine Parts Company, a Georgia corporation (“GPC”), Rhino SpinCo, Inc., a Delaware corporation and a wholly owned Subsidiary of GPC (“SpinCo”), and Essendant, Inc., a Delaware corporation (“RMT Parent”) (collectively, the “Parties”). Any capitalized term used herein without definition shall have the meaning given to it in the Separation Agreement, dated as of the date hereof, by and among GPC and SpinCo (as such agreement may be amended from time to time, the “Separation Agreement”).

RECITALS

WHEREAS, SpinCo is a wholly-owned, direct Subsidiary of GPC;

WHEREAS, contemporaneously with this Agreement, (x) GPC and SpinCo are entering into the Separation Agreement, and (y) GPC, SpinCo, RMT Parent and Elephant Merger Sub, Inc., a Delaware corporation and direct, wholly owned Subsidiary of RMT Parent (“Merger Sub”) are entering into the Merger Agreement;

WHEREAS, on or prior to the Closing Date, and subject to the terms and conditions set forth in the Separation Agreement, GPC will consummate the Internal Reorganization, and following the Internal Reorganization and prior to the Merger Effective Time, GPC will transfer (the “Distribution”) all of the issued and outstanding shares of SpinCo’s common stock, $0.01 par value per share (“SpinCo Common Stock”), to holders of GPC’s common stock, $1.00 par value per share (“GPC Common Stock”);

WHEREAS, subject to the terms and conditions of the Separation Agreement, the Distribution shall be made without consideration, by way of a pro rata dividend;

WHEREAS, following the Distribution and at the Merger Effective Time, the Parties will effect the merger of Merger Sub with and into SpinCo (the “Merger”), with SpinCo continuing as the surviving corporation; and

WHEREAS, the Parties wish to (i) provide for the payment of Tax liabilities and entitlement to refunds thereof, allocate responsibility for, and cooperation in, the filing and defense of Tax Returns, and provide for certain other matters relating to Taxes and (ii) set forth certain covenants and indemnities relating to the preservation of the intended tax treatment of certain transactions contemplated hereby and by the other Transaction Documents.

NOW, THEREFORE, in consideration of these premises, and of the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. General.

(a) As used in this Agreement, the following terms shall have the following meanings.

“338(h)(10) Elections” means elections under Section 338(h)(10) of the Code (and any corresponding or similar elections under state or local Tax law) with respect to the qualified stock purchase of the stock of each of SPR Procurement and SPR and the deemed qualified stock purchase of the stock of each of SPR’s direct and indirect Subsidiaries.

“Active Trade or Business” means each of the SPR Core Business and the SPR Core Canadian Business.

“Affiliate” has the meaning set forth in the Separation Agreement.

“Alternative SpinCo Commitment Letter” has the meaning set forth in the Merger Agreement.

“Ancillary Agreements” means the Transition Services Agreement, the Supply Chain Transition Services Agreement and the Leases.

“Applicable Law” has the meaning set forth in the Separation Agreement.

“Business Day” has the meaning set forth in the Separation Agreement.

“Canada Consideration” means the amount of the consideration in Canadian Dollars allocated to the sale of the shares of SPR Canada pursuant to the Internal Reorganization.

“Canada Intercompany Settlement” means the netting and setting off of Intercompany Accounts (as defined in the Separation Agreement) between SPR Canada ULC and UAP, Inc., followed by a contribution by UAP, Inc. to SPR Canada ULC of any remaining Intercompany Accounts owed to UAP, Inc. by SPR Canada ULC and/or The Safety Zone Canada, ULC, a Canadian unlimited liability company.

“CanadaCo” means the entity formed pursuant to the Internal Reorganization and described as CanadaCo in Attachment I of the Separation Agreement.

“Closing” has the meaning set forth in the Merger Agreement.

“Closing Date” has the meaning set forth in the Merger Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” has the meaning set forth in the Merger Agreement.

“Covered Transactions” means (w) transactions specifically described in the Final Internal Reorganization Plan, the Separation Agreement, the Merger Agreement, or the Final Post-Closing Integration Plan, (x) transactions occurring prior to the Closing of the Merger and not involving the capital structure of RMT Parent or its Subsidiaries, (y) transactions taken to effectuate the Closing of the Merger or other transactions taking place on the Closing Date and specifically contemplated by the Merger Agreement or the Commitment Letters (e.g., transactions occurring in connection with the RMT Parent Group Entities’ joinder to the Financing Agreement) or (z) transactions required by Applicable Law.

“Distribution Date” has the meaning set forth in the Separation Agreement.

“Distribution Effective Time” has the meaning set forth in the Separation Agreement.

“Due Date” means (a) with respect to a Tax Return, the date (taking into account all valid extensions) on which such Tax Return is required to be filed under Applicable Law and (b) with respect to a payment of Taxes, the date on which such payment is required to be made to avoid the incurrence of interest, penalties and/or additions to Tax.

“Equity Interests” means any stock or other securities treated as equity for U.S. federal Income Tax purposes, options, warrants, rights, convertible debt, or any other instrument or security that affords any Person the right, whether conditional or otherwise, to acquire stock or to be paid an amount determined by reference to the value of stock.

“Excluded Tax” means (i) any use, custom duty or property tax, and (ii) any Goods and Services Tax levied by Canada and any provincial sales Tax levied by any province of Canada, in each case imposed with respect to a Transferred Entity. For purposes of clarification, “Excluded Tax” shall not include sales, escheat or unclaimed property Tax.

“Excluded Tax Return” means any Tax Return in respect of Excluded Taxes.

“Final Determination” means the final resolution of liability for any Tax for any taxable period, by or as a result of (a) a final decision, judgment, decree or other order by any court of competent jurisdiction that can no longer be appealed, (b) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the Applicable Law of other jurisdictions, which resolves the entire Tax liability for any taxable period, (c) any allowance of a Refund in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund or credit may be recovered by the jurisdiction imposing the Tax, or (d) any other final resolution, including by reason of the expiration of the applicable statute of limitations.

“Final Net Working Capital” has the meaning set forth in the Separation Agreement.

“Financing Agreements” has the meaning set forth in the Merger Agreement.

“GPC 338(h)(10) Tax Opinion” means the opinions, received by GPC from GPC Tax Counsel as of the date hereof and to be received as of the Closing, with respect to (i) the treatment of the SPR HoldCo Exchange as a qualified stock purchase of the stock of each of [*] and SPR, (ii) the eligibility of GPC to make the 338(h)(10) Elections for U.S. federal income tax purposes and (iii) certain U.S. federal income tax consequences resulting from the 338(h)(10) Elections.

“GPC Bonus Allocation” has the meaning set forth in the Separation Agreement.

“GPC Business” means the businesses of GPC and its Subsidiaries other than the SpinCo Business.

“GPC Distribution Tax Opinion” means the opinions, received by GPC from GPC Tax Counsel as of the date hereof and to be received as of the Closing, with respect to the qualification of the Distribution as a distribution of SpinCo Common Stock to GPC’s stockholders pursuant to Section 355(a) of the Code.

“GPC Group Entity” means GPC and any entity that is a Subsidiary of GPC after the Distribution.

“GPC Income Tax Return” means any Income Tax Return required to be filed by any GPC Group Entity, including for the avoidance of doubt, the U.S. federal consolidated Income Tax Return for the group of which GPC is the common parent.

“GPC Merger Tax Opinion” means the opinions, received by GPC from GPC Tax Counsel as of the date hereof and to be received as of the Closing, with respect to (i) the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the treatment of each of RMT Parent, Merger Sub and SpinCo as a “party to the reorganization” within the meaning of Section 368(b) of the Code.

“GPC Non-Income Tax Return” means any Non-Income Tax Return required to be filed by any GPC Group Entity.

“GPC RSU” has the meaning set forth in the Merger Agreement.

“GPC SAR” has the meaning set forth in the Merger Agreement.

“GPC Tax Counsel” means Davis Polk & Wardwell LLP.

“GPC Tax Opinions” means the GPC Distribution Tax Opinion, the GPC Merger Tax Opinion, and the GPC 338(h)(10) Tax Opinion.

“GPC Taxes” means any: (i) Taxes attributable to a GPC Business, (ii) any U.S. federal consolidated and U.S. state consolidated, combined or unitary Income Taxes for a group of which any GPC Group Entity is the common parent, (iii) Taxes that arise under Treasury Regulations section 1.1502-6 or any similar provision of state, local or foreign

Applicable Law by virtue of any Transferred Entity having been a member of a consolidated, combined, affiliated, unitary or other similar tax group prior to the Distribution, excluding groups consisting solely of Transferred Entities, (iv) Taxes of a Transferred Entity attributable to amounts required to be included in income pursuant to Section 965 of the Code, (v) Taxes of any Transferred Entity for any Pre-Distribution Period and (vi) Taxes resulting from the Internal Reorganization (including the 338(h)(10) Elections) or the Distribution, provided that, clauses (i)-(vi) notwithstanding, GPC Taxes shall not include any SpinCo Taxes or any Taxes that are taken into account for purposes of the calculation of Final Net Working Capital in the Separation Agreement.

“Governmental Authority” has the meaning set forth in the Separation Agreement.

“Income Tax Return” means any Tax Return on which Income Taxes are reflected or reported.

“Income Taxes” means any Taxes in whole or in part based upon, measured by, or calculated with respect to net income or profits, net worth or net receipts (including, but not limited to, any capital gains, franchise Tax, doing business Tax, minimum Tax or any Tax on items of Tax preference, but not including sales, use, real or personal property, or transfer or similar Taxes).

“Indemnified Party” means, with respect to a matter, a Person that is entitled to seek indemnification under this Agreement with respect to such matter.

“Indemnifying Party” means, with respect to a matter, a Person that is obligated to provide indemnification under this Agreement with respect to such matter.

“Intended Tax Treatment” means (i) the treatment of the SPR HoldCo Exchange as a qualified stock purchase under Section 338 of the Code with respect to the stock of each of SPR Procurement and SPR, (ii) the 338(h)(10) Election with respect to the qualified stock purchase of the stock of SPR resulting in a deemed qualified stock purchase with respect to the stock of each of SPR’s direct and indirect Subsidiaries, (iii) each of the 338(h)(10) Elections being valid and effective and (iv) the Tax-Free Status.

“Intended Tax Treatment Failure” means (i) any failure of any of (a) the SPR HoldCo Exchange to qualify as a qualified stock purchase under Section 338 of the Code with respect to the stock of SPR Procurement or SPR, (b) the 338(h)(10) Election with respect to the qualified stock purchase of the stock of SPR to result in a deemed qualified stock purchase of the stock of each of SPR’s direct and indirect Subsidiaries, (c) the 338(h)(10) Elections to be valid and effective, and (ii) any Tax-Free Transaction Failure.

“Internal Reorganization” has the meaning set forth in the Separation Agreement.

“Internal Reorganization Cash Payments” has the meaning set forth in the Separation Agreement.

“IRS” means the U.S. Internal Revenue Service or any successor thereto, including its agents, representatives, and attorneys acting in their official capacity.

“Merger Agreement” has the meaning set forth in the Separation Agreement.

“Merger Effective Time” has the meaning set forth in the Merger Agreement.

[*]

“Non-Income Tax Return” means any Tax Return relating to Non-Income Taxes.

“Non-Income Taxes” means any Taxes other than Income Taxes.

“Opinion” means any GPC Tax Opinion or the RMT Parent Merger Tax Opinion.

“Parties” has the meaning set forth in the preamble to this Agreement.

“Person” or “person” has the meaning set forth in the Separation Agreement.

“Post-Closing Integration Plan” means the transactions set forth in Schedule II hereto, as revised in accordance with Section 6.02(h).

“Post-Distribution Period” means any taxable period (or portion thereof) beginning after the Distribution Date, including for the avoidance of doubt, the portion of any Straddle Period beginning after the Distribution Date.

“Pre-Distribution Period” means any taxable period (or portion thereof) ending on or before the Distribution Date, including for the avoidance of doubt, the portion of any Straddle Period ending at the end of the day on the Distribution Date.

“Proceeding” has the meaning set forth in the Merger Agreement.

“Refund” means any refund (or credit in lieu thereof) of Taxes (including any overpayment of Taxes that can be refunded or, alternatively, applied to other Taxes payable), including any interest paid on or with respect to such refund of Taxes.

“RMT Parent Common Stock” has the meaning set forth in the Merger Agreement.

“RMT Parent Group Entity” means RMT Parent and any entity that is a Subsidiary of RMT Parent at any time after the Merger Effective Time.

“RMT Parent Merger Tax Opinion” means the opinion to be received by RMT Parent with respect to (i) the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the treatment of each of RMT Parent, Merger Sub and SpinCo as a “party to the reorganization” within the meaning of Section 368(b) of the Code.

“RMT Parent RSU” has the meaning set forth in the Merger Agreement.

“RMT Parent SAR” has the meaning set forth in the Merger Agreement.

“RMT Parent Tax Representations” means the Tax Representation Letters to be provided by RMT Parent on the date hereof and on the Closing Date, including any related or supporting information or schedule attached thereto.

“SpinCo Business” has the meaning set forth in the Separation Agreement.

“SpinCo Canada SAG” means SpinCo, CanadaCo, SPR Canada and SPR Canada ULC.

“SpinCo Commitment Letter” has the meaning set forth in the Merger Agreement.

“SpinCo Debt” has the meaning set forth in the Separation Agreement.

“SpinCo Enterprise Value” means the sum of (i) the product of (x) the aggregate number of shares of RMT Parent Common Stock issued in the Merger and (y) the VWAP of a share of RMT Parent Common Stock on the Closing Date, plus (ii) the principal amount of the SpinCo Debt, plus (iii) the face amount of the SPR Holdco Preferred Stock, plus (iv) any other liabilities of any Transferred Entity properly taken into account for U.S. federal income Tax purposes.

“SpinCo SAG” means a group made up of one or more chains of includible corporations connected through stock ownership if SpinCo owns directly stock meeting the Stock Ownership Requirement in at least one other includible corporation, and stock meeting the Stock Ownership Requirement in each of the includible corporations (except SpinCo) is owned directly by one or more of the other includible corporations.

“SpinCo Taxes” means (i) any Taxes arising from or attributable to the SpinCo Business or imposed on any Transferred Entity, in each case, with respect to any Post-Distribution Period, (ii) any Excluded Taxes and (iii) any SpinCo Transaction Taxes.

“SpinCo Transaction Taxes” means any Income Taxes incurred by any Party to this Agreement or its Affiliates which would not have been incurred but for an Intended Tax Treatment Failure (including, if applicable, any Taxes incurred by GPC as a result of the failure of any 338(h)(10) Election to be valid and effective) if such Intended Tax Treatment Failure (i) would not have arisen but for one or more transactions or events (other than a Covered Transaction) occurring after the Merger Effective Time and involving (directly or indirectly) the stock or assets of any RMT Parent Group Entity (including any action taken pursuant to Section 6.02(f)), which transaction or event was reasonably likely to lead to such Intended Tax Treatment Failure, or (ii) results from or is attributable to (i) a breach on the part of RMT Parent of any of its representations, warranties or covenants in this Agreement or (ii) a breach on the part of SpinCo of any of its representations, warranties or covenants in this Agreement that occurs after the Merger Effective Time.

“SPR” has the meaning set forth in the Separation Agreement.

“SPR Canada” has the meaning set forth in the Separation Agreement.

“SPR Canada ULC” means the successor to SPR Canada as shown in Attachment I of the Separation Agreement.

“SPR Core Business” means the SPR Core Office business, which engages in the wholesale distribution of general office and school supplies, paper products, technology products, office furniture, and facilities and breakroom supplies, as further specified in the Tax Representation Letters provided to RMT Parent.

“SPR Core Canadian Business” means the SPR Core Office business as conducted by members of the SpinCo Canada SAG, as further specified in the Tax Representation Letters provided to RMT parent.

“SPR HoldCo” has the meaning set forth in the Separation Agreement.

“SPR HoldCo Exchange” means the transfer pursuant to the Internal Reorganization by GPC of all of the outstanding stock of SPR Procurement and SPR, together with certain indebtedness of SPR that is held by GPC or its Affiliates, to SPR HoldCo in exchange for all of the SPR HoldCo Preferred Stock and common stock of SPR HoldCo.

“SPR HoldCo Preferred Stock” has the meaning set forth in the Separation Agreement.

“SPR Procurement” has the meaning set forth in the Separation Agreement.

“Straddle Period” means any taxable period that begins on or before and ends after the Distribution Date.

“Stock Ownership Requirement” means, with respect to a corporation, stock owned representing at least 80% of the total voting power and at least 80% of the total value of the stock of such corporation.

“Subsidiary” has the meaning set forth in the Separation Agreement.

“Tax” means any tax, including any net income, gross income, gross receipts, recapture, alternative or add-on minimum, sales, use, business and occupation, business, professional and occupational license, value-added, trade, goods and services, ad valorem, franchise, profits, license, business royalty, withholding, payroll, employment, capital, exercise, transfer, recording, severance, stamp, occupation, premium, property, escheat, unclaimed property, asset, real estate acquisition, environmental, custom duty, impost, obligation, assessment, levy, tariff or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest and any penalty, addition to tax or additional amount imposed by a Taxing Authority.

“Tax Attributes” means net operating losses, capital losses, investment tax credit carryovers, earnings and profits, foreign tax credit carryovers, overall foreign losses, previously taxed income, separate limitation losses and any other losses, deductions, credits or other comparable items that could reduce a Tax liability for a past or future taxable period.

“Tax-Free Status” means (i) the qualification of the Distribution as a distribution to the shareholders of GPC under Section 355(a) of the Code, (ii) the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, and (iii) the treatment of each of RMT Parent, Merger Sub and SpinCo as a “party to the reorganization” within the meaning of Section 368(b) of the Code.

“Tax-Free Transaction Failure” means any failure of any of (i) the Distribution to qualify as a distribution to the shareholders of GPC under Section 355(a) of the Code, (ii) the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (iii) each of RMT Parent, Merger Sub and SpinCo to be treated as a “party to the reorganization” within the meaning of Section 368(b) of the Code.

“Tax-Free Transaction Failure Loss” means any liabilities, costs, expenses, losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any Tax on any current or former GPC stockholder which would not have been incurred but for a Tax-Free Transaction Failure if such Tax-Free Transaction Failure (i) would not have arisen but for one or more transactions or events (other than a Covered Transaction) occurring after the Merger Effective Time and involving (directly or indirectly) the stock or assets of any RMT Parent Group Entity (including any action taken pursuant to Section 6.02(f)), which transaction or event was reasonably likely to lead to such Intended Tax Transaction Failure, or (ii) results from or is attributable to (i) a breach on the part of RMT Parent of any of its representations, warranties or covenants in this Agreement or (ii) a breach on the part of SpinCo of any of its representations, warranties or covenants in this Agreement that occurs after the Merger Effective Time.

“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases, decreases or otherwise impacts Taxes paid or payable.

“Tax Proceeding” means any audit, assessment of Taxes, pre-filing agreement, other examination by any Taxing Authority, proceeding, appeal of a proceeding or litigation relating to Taxes, whether administrative or judicial, including proceedings relating to competent authority determinations.

“Tax Representation Letters” has the meaning set forth in the Merger Agreement.

“Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, or declaration of estimated Tax) filed with or required to be filed with a Taxing Authority in connection with the payment, determination, assessment or collection of any Tax or the administration of any Applicable Law relating to any Tax and any amended Tax return or claim for Refund.

“Taxing Authority” means any Governmental Authority or any subdivision, agency, commission or entity thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

“Transaction Documents” has the meaning set forth in the Separation Agreement.

“Transferred Entity” means SpinCo, SPR HoldCo, SPR Procurement, SPR, Supply Source Enterprises, Inc., a Georgia corporation, Impact Products, LLC, a Delaware limited liability company, Safety Zone, LLC, a Connecticut limited liability company, CanadaCo, SPR Canada, SPR Canada ULC, The Safety Zone Canada, ULC, and any other Subsidiary of SpinCo immediately after the Distribution (including any successor thereto, other than any GPC Group Entity).

“Treasury Regulations” means the proposed, final and temporary income Tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Unqualified Tax Opinion” means a “will” opinion, without substantive qualifications, of a nationally recognized law or accounting firm, which firm is reasonably acceptable to GPC, to the effect that a transaction will not affect the Intended Tax Treatment (assuming that the Intended Tax Treatment otherwise applied). GPC acknowledges that Davis Polk & Wardwell LLP, Skadden, Arps, Slate, Meagher & Flom LLP, Ernst & Young LLP, and Deloitte Touche Tohmatsu Limited are each reasonably acceptable to GPC.

“VWAP” means the volume weighted average trading price of a publicly-traded share of equity interests in a Person from 9:30am to 4:00pm New York City time on the Closing Day as reported by Bloomberg, L.P. or, if not reported therein, in another authoritative source mutually selected by RMT Parent and GPC.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Accounting Firm	Section 8.02
Agreement	Preamble
Allocation Statement	Section 7.05(a)
Common Stock SPR HoldCo Exchange	Section 6.02(j)(i)
Distribution	Preamble
Final Internal Reorganization Plan	Section 6.02(i)
Final Post-Closing Integration Plan	Section 6.02(h)
GPC	Preamble

GPC Common Stock	Preamble
Merger Sub	Preamble
Notified Action	Section 6.03(a)
Restriction Period	Section 6.02(b)
RMT Parent	Preamble
Separation Agreement	Preamble
SpinCo	Preamble
SpinCo Replacement Debt	Section 6.02(c)(iv)
Tax Matter	Section 7.01

Section 1.02. Construction. As used in this Agreement, any reference to the masculine, feminine or neuter gender shall include all genders, the plural shall include the singular, and the singular shall include the plural. References in this Agreement to a Party or other Person include their respective successors and assigns. The words “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation” unless such phrase otherwise appears. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits, Schedules and Attachments shall be deemed references to Articles and Sections of, and Exhibits, Schedules and Attachments to this Agreement. Unless the context otherwise requires, the words “hereof,” “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision hereof. Except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”. With regard to each and every term and condition of this Agreement, the Parties understand and agree that, if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject thereto, no consideration shall be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement. All references in this Agreement to “dollars” or “$” shall mean United States dollars. Any period of time hereunder ending on a day that is not a Business Day shall be extended to the next Business Day.

ARTICLE II

PREPARATION, FILING AND PAYMENT OF TAXES SHOWN DUE ON TAX RETURNS

Section 2.01. Tax Returns.

(a) Tax Returns Required to be Filed by GPC. GPC shall prepare and file (or cause to be prepared and filed) each Tax Return required to be filed by a GPC Group Entity and shall pay, or cause such GPC Group Entity to pay, all Taxes shown to be due and payable on each such Tax Return; provided that SpinCo shall reimburse GPC for any such Taxes that are SpinCo Taxes.

(b) Certain Transferred Entity Tax Returns that Include GPC Taxes. GPC shall prepare (or cause to be prepared) each Tax Return (other than (i) any Excluded Tax

Return or (ii) any Tax Return that includes both (x) one or more Transferred Entities and (y) one or more RMT Parent Group Entities (other than the Transferred Entities)) required to be filed by a Transferred Entity after the Distribution if such Tax Return includes GPC Taxes. SpinCo shall cause each such Tax Return to be filed on or prior to its Due Date and shall pay, or cause to be paid, all Taxes shown to be due and payable on such Tax Return; provided that GPC shall reimburse SpinCo for any such Taxes that are GPC Taxes.

(c) Other Transferred Entity Tax Returns. Except as otherwise provided in this Section 2.01, SpinCo shall prepare and file (or cause to be prepared and filed) (i) each Tax Return required to be filed by a Transferred Entity after the Distribution Date and (ii) each Excluded Tax Return, and shall pay, or cause to be paid, all Taxes shown to be due and payable on such Tax Return.

Section 2.02. Tax Return Procedures.

(a) GPC Income Tax Returns. Except as otherwise provided in Section 6.02(g), GPC may take any position on or make any elections or other determinations with respect to any GPC Income Tax Return in its sole and absolute discretion and SpinCo shall have no rights with respect to any GPC Income Tax Return; provided that (i) GPC shall take the position that it is not entitled to any deduction under Section 167(a) of the Code for any additional allowance pursuant to Section 168(k)(1)(A) of the Code as result of any property being treated as sold pursuant to a 338(h)(10) Election (even if GPC does not make an election pursuant to Section 168(k)(7) with respect to any class of property placed in service during the same taxable year) and (ii) GPC shall not take any position or make any determination on any Tax Return that is inconsistent with the Allocation Statement, in each case, absent an inconsistent Final Determination.

(b) GPC Non-Income Tax Returns. The portion of any GPC Non-Income Tax Return that reflects the SpinCo Business shall (to the extent permitted by Applicable Law) be prepared in a manner consistent with past practice. GPC shall provide to SpinCo the information relating to the SpinCo Business reflected on any GPC Non-Income Tax Return with respect to which SpinCo is required to make a payment pursuant to Section 2.01(a)) at least thirty (30) days prior to the Due Date for such Tax Return or, in the case of any such Tax Return filed on a monthly basis, five (5) days prior to such Due Date. The Parties shall negotiate in good faith to resolve all disputed issues relating to any such Tax Return. Any disputes that the Parties are unable to resolve shall be resolved by the Accounting Firm pursuant to Section 8.02.

(c) Certain Transferred Entity Tax Returns Prepared by GPC. In the case of any Tax Return described in Section 2.01(b), (i) the portion (if any) of such Tax Return with respect to SpinCo Taxes (including, for the avoidance of doubt, in cases where no SpinCo Taxes are shown as due and owing on such Tax Return), or that would reasonably be expected to materially adversely affect the Tax position of any RMT Parent Group Entity for any Post-Distribution Period, shall (to the extent permitted by Applicable Law) be prepared in a manner consistent with past practice and (ii) GPC shall provide a draft of such Tax Return to SpinCo for its review and comment at least thirty

(30) days prior to the Due Date for such Tax Return or, in the case of any such Tax Return filed on a monthly basis or property Tax Return, five (5) days prior to such Due Date. In the event that past practice is not applicable to a particular item or matter, GPC shall determine the reporting of such item or matter in good faith in consultation with SpinCo. The Parties shall negotiate in good faith to resolve all disputed issues relating to any such Tax Return. Any disputes that the Parties are unable to resolve shall be resolved by the Accounting Firm pursuant to Section 8.02. In the event that any dispute is not resolved (whether pursuant to good faith negotiations among the Parties or by the Accounting Firm) prior to the Due Date for the filing of any Tax Return, such Tax Return shall be timely filed as prepared by GPC and such Tax Return shall be amended as necessary to reflect the resolution of such dispute in a manner consistent with such resolution. For the avoidance of doubt, GPC shall be responsible for any interest, penalties or additions to Tax resulting from the late filing of any Tax Return described in Section 2.01(b), except to the extent that such late filing is caused by the failure of any Transferred Entity to provide any relevant information requested by GPC that is necessary for the preparation and filing of such Tax Return.

(d) Certain Transferred Entity Tax Returns Prepared by SpinCo. In the case of any Tax Return described in Section 2.01(c) (including, for the avoidance of doubt, any Excluded Tax Return) with respect to GPC Taxes (including, for the avoidance of doubt, in cases where no GPC Taxes are shown as due and owing on such Tax Return), or that would reasonably be expected to materially adversely affect the Tax position of any GPC Group Entity, (i) such Tax Return shall (to the extent permitted by Applicable Law) be prepared in a manner consistent with past practice and (ii) SpinCo shall provide a draft of such Tax Return (or the portion thereof that relates exclusively to the Transferred Entities, in the case of any such Tax Return that includes both (x) one or more Transferred Entities and (y) one or more RMT Parent Group Entities (other than the Transferred Entities)) to GPC for its review and comment at least thirty (30) days prior to the Due Date for such Tax Return, or in the case of any such Tax Return filed on a monthly basis or property Tax Return, five (5) days prior to such Due Date. The Parties shall negotiate in good faith to resolve all disputed issues relating to any such Tax Return. In the event that past practice is not applicable to a particular item or matter, SpinCo shall determine the reporting of such item or matter in good faith in consultation with GPC. Any disputes that the Parties are unable to resolve shall be resolved by the Accounting Firm pursuant to Section 8.02. In the event that any dispute is not resolved (whether pursuant to good faith negotiations among the Parties or by the Accounting Firm) prior to the Due Date for the filing of any Tax Return, such Tax Return shall be timely filed as prepared by SpinCo and such Tax Return shall be amended as necessary to reflect the resolution of such dispute in a manner consistent with such resolution. For the avoidance of doubt, SpinCo shall be responsible for any interest, penalties or additions to Tax resulting from the late filing of any Tax Return described in Section 2.01(c) except to the extent that such late filing is caused by the failure of any GPC Group Entity to provide any relevant information requested by SpinCo that is necessary for the preparation and filing of such Tax Return.

(e) Unless otherwise required by Applicable Law, GPC and SpinCo, as applicable, shall file the appropriate information and statements, as required by Treasury

Regulations sections 1.355-5(a) and 1.368-3, with the IRS, and shall retain the appropriate information relating to the Distribution and the Merger as described in Treasury Regulations sections 1.355-5(d) and 1.368-3(d).

(f) Any amendment of any Tax Return described in Section 2.01 shall be subject to the same procedures required for the preparation of such type of Tax Return pursuant to this Section 2.02.

Section 2.03. Straddle Period Tax Allocation. To the extent permitted by Applicable Law, GPC and SpinCo shall elect to close the taxable year of each Transferred Entity as of the close of the Distribution Date. With respect to the U.S. federal consolidated Income Tax Return for the group of which GPC is the common parent, for the taxable year which includes the Distribution Date, GPC shall use the closing of the books method under Treasury Regulations section 1.1502-76. In the case of any Straddle Period, (a) with respect to Taxes that are imposed on a periodic basis (such as real or personal property Taxes), the portion of such Taxes attributable to the portion of the Straddle Period ending on, or beginning after, the Distribution Date shall be determined based on the relative number of days in each portion of the Straddle Period, and (b) with respect to any other Taxes (including Income Taxes and payroll Taxes), the portion of such Taxes attributable to the portion of the Straddle Period ending on, or beginning after, the Distribution Date shall be made by means of a closing of the books and records of such Transferred Entity as of the close of the Distribution Date.

Section 2.04. Timing of Payments. Any reimbursement of Taxes under Section 2.01 shall be made by the later of (a) two (2) business days before the Due Date of such Taxes and (b) ten (10) business days after the party required to make such reimbursement has received notice from the party entitled to such reimbursement. For the avoidance of doubt, a party may provide notice of reimbursement of Taxes prior to the time such Taxes were paid, and such notice may represent a reasonable estimate (provided that the amount of reimbursement shall be based on the actual Tax liability and not on such reasonable estimate).

Section 2.05. Expenses. Except as provided in Section 8.02 in respect of the Accounting Firm, each party shall bear its own expenses incurred in connection with this Article II.

Section 2.06. Apportionment of SpinCo Taxes. For all purposes of this Agreement, GPC and SpinCo shall jointly determine in good faith which Tax Items are properly attributable to assets or activities of the SpinCo Business (and in the case of a Tax Item that is properly attributable to both the SpinCo Business and the GPC Business, the allocation of such Tax Item between the SpinCo Business and the GPC Business) in a manner consistent with the provisions hereof and any disputes shall be resolved by the Accounting Firm in accordance with Section 8.02.

Section 2.07. No Extraordinary Actions on the Distribution Date. Except for Covered Transactions, SpinCo shall not, and shall not permit any Transferred Entity to, take any action outside of the ordinary course of business on the Distribution Date after the Merger Effective Time.

Section 2.08. Allocation of Tax Attributes. GPC shall determine in good faith, consistent with the books and records of GPC, the allocation of Tax Attributes among GPC Group Entities and Transferred Entities in accordance with the Code and Treasury Regulations, including Treasury Regulations section 1.1502-76 (and any state, local and foreign Applicable Law). GPC shall consult in good faith with RMT Parent and SpinCo regarding the allocation of Tax Attributes and shall consider in good faith any written comments received from RMT Parent and SpinCo regarding such allocation of Tax Attributes. GPC and SpinCo hereby agree to compute all Taxes consistently with the determination of the allocation of Tax Attributes pursuant to this Section 2.08 unless otherwise required by a Final Determination.

ARTICLE III

INDEMNIFICATION

Section 3.01. Indemnification by GPC. GPC shall pay (or cause to be paid), and shall indemnify and hold SpinCo and the RMT Parent Group Entities harmless from and against, without duplication, all GPC Taxes.

Section 3.02. Indemnification by SpinCo. SpinCo shall pay (or cause to be paid), and shall indemnify and hold GPC and the GPC Group Entities harmless from and against, without duplication, (i) all SpinCo Taxes and (ii) all Tax-Free Transaction Failure Losses.

Section 3.03. Characterization of and Adjustments to Payments. (a) In the absence of a Final Determination to the contrary, for all Tax purposes, GPC, SpinCo and RMT Parent shall treat or cause to be treated any payment required by this Agreement (other than as required by Applicable Law) as either a contribution by GPC to SpinCo or a distribution by SpinCo to GPC, as the case may be, occurring immediately prior to the Distribution Effective Time.

(b) Any indemnity payment pursuant to this Agreement shall be increased to include all reasonable accounting, legal and other professional fees and court costs incurred by the Indemnified Party in connection with such indemnity payment.

Section 3.04. Timing of Indemnification Payments. Indemnification payments in respect of any liabilities for which an Indemnified Party is entitled to indemnification pursuant to this Article III shall be paid by the Indemnifying Party to the Indemnified Party within ten (10) days after written notification thereof by the Indemnified Party, including reasonably satisfactory documentation setting forth the basis for, and calculation of, the amount of such indemnification payment.

ARTICLE IV

REFUNDS, CARRYBACKS, TIMING DIFFERENCE AND TAX ATTRIBUTES

Section 4.01. Refunds. (a) Except as provided in Section 4.02, GPC shall be entitled to all Refunds of Taxes for which GPC is responsible pursuant to Article III (except to the extent such Refunds were taken into account in calculating the Final Net Working Capital Amount), and SpinCo shall be entitled to all Refunds of Taxes for which SpinCo is responsible pursuant to Article III. A party receiving a Refund to which the other party is entitled pursuant to this Agreement shall pay the amount to which such other party is entitled (less any tax or other reasonable out-of-pocket costs incurred by the first party in receiving such Refund) within ten (10) days after the receipt of the Refund.

(b) To the extent that the amount of any Refund under this Section 4.01 is later reduced by a Taxing Authority or in a Tax Proceeding, such reduction shall be allocated to the party to which such Refund was allocated pursuant to this Section 4.01 and an appropriate adjusting payment shall be made.

Section 4.02. Carrybacks. To the extent permitted by Applicable Law, each Transferred Entity shall relinquish, waive or otherwise forgo the carryback of any loss, credit or other Tax Attribute from any Post-Distribution Period to any Pre-Distribution Period or Straddle Period. If GPC (or any GPC Group Entity) receives (or realizes) a Refund as a result of any carryback permitted by the previous sentence, it shall remit to SpinCo, within 30 days, the amount of such Refund (less any Tax or other reasonable out-of-pocket costs incurred by GPC to obtain such Refund); provided, however, if a Taxing Authority subsequently reduces or disallows such Refund, SpinCo shall, within 30 days of the reduction or disallowance, return the amount previously remitted to SpinCo.

Section 4.03. Carryforwards. Except as required by Applicable Law, no loss recognized as a result of the Internal Reorganization shall be allocated to any RMT Parent Group Entity.

Section 4.04. Timing Differences. If pursuant to a Final Determination any Tax Attribute is made allowable to an RMT Parent Group Entity as a result of an adjustment to any Taxes for which GPC is responsible hereunder and such Tax Attribute would not have arisen or been allowable but for such adjustment, or if pursuant to a Final Determination any Tax Attribute is made allowable to a GPC Group Entity as a result of an adjustment to any Taxes for which RMT Parent or SpinCo is responsible hereunder and such Tax Attribute would not have arisen or been allowable but for such adjustment, RMT Parent or GPC, as the case may be, shall make a payment to either GPC or RMT Parent, as appropriate, within thirty (30) days after such party (or its Affiliates) actually realizes a Tax benefit by way of a Refund or a decrease in Taxes reported on a filed Tax Return that is attributable to such Tax Attribute, determined on a “with and without” basis (treating any deductions or amortization attributable to such Tax Attribute as the last items claimed for any taxable year, including after the utilization of any available net operating loss carryforwards). In the event of any overlap between Section 3.03 and this Section 4.04, this Section 4.04 shall apply and Section 3.03 shall not apply.

Section 4.05. Equity Compensation Deductions. If any RMT Parent Group Entity utilizes any deduction (including, for the avoidance of doubt, by utilizing a net operating loss carryforward attributable to such deduction) for a taxable period ending after the Distribution Date with respect to the exercise, vesting or settlement after the Distribution Date of any GPC SAR or GPC RSU [*], RMT Parent shall cause SpinCo to remit an amount to GPC equal to the overall net reduction in actual cash Taxes paid (determined on a “with and without” basis (treating any such deductions as the last items claimed for any taxable year, including after the utilization of any available net operating loss carryforwards)) by such member of the RMT Parent Group resulting from the event giving rise to such deduction in the year of such event.

Section 4.06. Annual Bonus Deductions. If any RMT Parent Group Entity utilizes any deduction (including, for the avoidance of doubt, by utilizing a net operating loss carryforward attributable to such deduction) for a taxable period ending after the Distribution Date with respect to the payment after the Distribution Date of any portion of the aggregate GPC Bonus Allocation, RMT Parent shall cause SpinCo to remit an amount to GPC equal to the overall net reduction in actual cash Taxes paid (determined on a “with and without” basis (treating any such deductions as the last items claimed for any taxable year, including after the utilization of any available net operating loss carryforwards)) by such member of the RMT Parent Group resulting from the event giving rise to such deduction in the year of such event.

Section 4.07. Transaction Bonus Deductions. If any RMT Parent Group Entity utilizes any deduction (including, for the avoidance of doubt, by utilizing a net operating loss carryforward attributable to such deduction) for a taxable period ending after the Distribution Date with respect to the payment after the Distribution Date of any transaction bonuses (but, for the avoidance of doubt, excluding annual bonuses and severance or similar payments) payable pursuant to the Retention Agreements (as defined in the Separation Agreement) and taken into account in the determination of Indebtedness of SpinCo, RMT Parent shall cause SpinCo to remit an amount to GPC equal to the overall net reduction in actual cash Taxes paid (determined on a “with and without” basis (treating any such deductions as the last items claimed for any taxable year, including after the utilization of any available net operating loss carryforwards)) by such member of the RMT Parent Group resulting from the event giving rise to such deduction in the year of such event.

ARTICLE V

TAX PROCEEDINGS

Section 5.01. Notification of Tax Proceedings. Within ten (10) Business Days after an Indemnified Party becomes aware of the commencement of a Tax Proceeding that may give rise to Taxes for which an Indemnifying Party is responsible pursuant to Article III, such Indemnified Party shall notify the Indemnifying Party in writing of such Tax Proceeding, and thereafter shall promptly forward or make available to the Indemnifying Party copies of notices and communications relating to such Tax Proceeding. The failure of the Indemnified Party to notify the Indemnifying Party in writing of the commencement of any such Tax Proceeding within such ten (10) day period or promptly forward any further notices or communications shall not relieve the Indemnifying Party of any obligation which it may have to the Indemnified Party under this Agreement except to the extent (and only to the extent) that the Indemnifying Party is actually materially prejudiced by such failure. In connection with any other Tax Proceeding that is reasonably expected to impact the Intended Tax Treatment, the Parties shall confer in good faith and the Party controlling such Tax Proceeding shall keep the other party reasonably informed of developments in connection therewith.

Section 5.02. Tax Proceeding Procedures.

(a) GPC Income Tax Returns. GPC shall be entitled to contest, compromise and settle in its sole discretion any adjustment that is proposed, asserted or assessed pursuant to any Tax Proceeding with respect to any GPC Income Tax Return. Notwithstanding the preceding sentence, if SpinCo Taxes are asserted in any Tax Proceeding involving a GPC Income Tax Return, GPC shall (A) keep SpinCo informed in a timely manner of the actions proposed to be taken by GPC with respect to such assertion in such Tax Proceeding, and (B) permit SpinCo to participate in the aspects of such Tax Proceeding that relate to such SpinCo Taxes and (C) not settle any aspect of such Tax Proceeding that relates to such SpinCo Taxes without the prior written consent of SpinCo, which shall not be unreasonably withheld, delayed or conditioned and provided further that the rights of SpinCo and obligations of GPC set forth above shall not apply if and to the extent that GPC elects in writing to forgo its right to indemnification in respect of the SpinCo Taxes that are the subject of such Tax Proceeding.

(b) GPC Non-Income Tax Returns. GPC shall be entitled to contest, compromise and settle any adjustment that is proposed, asserted or assessed pursuant to any Tax Proceeding with respect to any GPC Non-Income Tax Return, provided that to the extent that such Tax Proceeding relates to SpinCo Taxes or would reasonably be expected to materially adversely affect the Tax position of SpinCo or any RMT Parent Group Entity for any Post-Distribution Period, GPC shall (A) keep SpinCo informed in a timely manner of the actions proposed to be taken by GPC with respect to such Tax Proceeding, (B) permit SpinCo to participate in the aspects of such Tax Proceeding that relate to SpinCo Taxes and (C) not settle any aspect of such Tax Proceeding that relates to SpinCo Taxes without the prior written consent of SpinCo, which shall not be unreasonably withheld, delayed or conditioned and provided further that SpinCo’s rights and GPC’s obligations set forth above shall not apply if and to the extent that GPC elects in writing to forgo its right to indemnification in respect of the SpinCo Taxes that are the subject of such Tax Proceeding.

(c) Certain Transferred Entity Tax Returns. GPC shall be entitled to contest, compromise and settle any adjustment that is proposed, asserted or assessed pursuant to any Tax Proceeding with respect to any Tax Return of a Transferred Entity for which the amount in controversy with respect to GPC Taxes forms the greater part of the total amount in controversy, provided that to the extent that such Tax Proceeding relates to SpinCo Taxes or would reasonably be expected to materially adversely affect the Tax position of SpinCo or any RMT Parent Group Entity for any Post-Distribution Period,

GPC shall (A) keep SpinCo informed in a timely manner of the actions proposed to be taken by GPC with respect to such Tax Proceeding, (B) permit SpinCo to participate in the aspects of such Tax Proceeding that relate to SpinCo Taxes and (C) not settle any aspect of such Tax Proceeding that relates to SpinCo Taxes without the prior written consent of SpinCo, which shall not be unreasonably withheld, delayed or conditioned and provided further that the rights of SpinCo and obligations of GPC set forth above shall not apply if and to the extent that GPC elects in writing to forgo its right to indemnification and agrees to indemnify RMT Parent and SpinCo in respect of any SpinCo Taxes that are the subject of such Tax Proceeding.

(d) Other SpinCo Tax Returns. Except as otherwise provided in Section 5.02(c), SpinCo shall be entitled to contest, compromise and settle any adjustment that is proposed, asserted or assessed pursuant to any Tax Proceeding with respect to any Tax Return of a Transferred Entity or any Excluded Tax Return, provided that to the extent that such Tax Proceeding relates to GPC Taxes or would reasonably be expected to materially adversely affect the Tax position of GPC or any GPC Group Entity, SpinCo shall (A) keep GPC informed in a timely manner of the actions proposed to be taken by SpinCo with respect to such Tax Proceeding, (B) permit GPC to participate in the aspects of such Tax Proceeding that relate to GPC Taxes and (C) not settle any aspect of such Tax Proceeding that relates to GPC Taxes without the prior written consent of GPC, which shall not be unreasonably withheld, delayed or conditioned and provided further that the rights of GPC and obligations of SpinCo set forth above shall not apply if and to the extent that SpinCo elects in writing to forgo its right to indemnification in respect of any GPC Taxes that are the subject of such Tax Proceeding.

ARTICLE VI

INTENDED TAX TREATMENT OF THE DISTRIBUTION

Section 6.01. Representations and Warranties.

(a) RMT Parent Representations and Warranties. RMT Parent hereby represents, warrants and covenants that as of the date hereof and as of the Merger Effective Time, except for Covered Transactions, there is no plan or intention:

(i) to liquidate SpinCo or SPR HoldCo (including as a result of an election under Treasury Regulations section 301.7701-3 or a conversion to a limited liability company under applicable law) or to merge or consolidate any Transferred Entity with any other Person subsequent to the Distribution;

(ii) to sell or otherwise dispose of any material asset of any Transferred Entity to a Person other than a Transferred Entity except (w) dispositions in the ordinary course of business, (x) any cash paid to acquire assets in arm’s length transactions, and (y) transactions that are disregarded for U.S. federal Tax purposes;

(iii) to sell or otherwise dispose of any stock of SPR Procurement, SPR or SPR’s direct and indirect subsidiaries in a transaction, or engage in any other transaction, in each case, that results in the failure of SPR HoldCo to maintain the ownership requirements of Section 1504(a)(2) of the Code with respect to such entities;

(iv) to take or fail to take any action in a manner that is inconsistent with the written information and representations furnished in the RMT Parent Tax Representations; or

(v) to repurchase stock of RMT Parent other than in a manner that satisfies the requirements of Section 4.05(1)(b) of IRS Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by IRS Revenue Procedure 2003-48).

(b) Except as provided in Schedule I, RMT Parent hereby represents and warrants that as of the date hereof, RMT Parent has not taken or agreed to take any action and knows of no fact, agreement, plan or other circumstance that would, or would reasonably be expected to, cause RMT Parent to be required under Applicable Law to have a plan or intent described in Section 6.01(a). Prior to Closing, RMT Parent shall promptly notify GPC in writing if RMT Parent takes or agrees to take any action, or becomes aware of any fact, agreement, plan or other circumstance that would, or would reasonably be expected to, cause RMT Parent to be required under Applicable Law to have a plan or intent described in Section 6.01(a).

(c) RMT Parent hereby represents, warrants and covenants that as of the date hereof RMT Parent does not expect SpinCo to be required to make any payments, directly or indirectly, in respect of principal on the SpinCo Debt prior to the third anniversary of the Closing Date.

(d) Tax Representations. Upon delivery of any tax representation letter to GPC Tax Counsel to support any GPC Tax Opinion or the RMT Parent Merger Tax Opinion, RMT Parent shall be deemed to represent to GPC that all representations made relating to RMT Parent, its Subsidiaries, and its shareholders in such tax representation letter are (subject to any qualifications contained in such tax representation letter) true, correct and complete and, to the knowledge of RMT Parent, any other representations in such tax representation letter are (subject to any qualifications contained in such tax representation letter) true, correct and complete.

Section 6.02. Covenants.

(a) Following the Merger Effective Time, except for Covered Transactions, (i) GPC will not (and will cause each GPC Group Entity not to) take any action (or refrain from taking any action) which (x) is inconsistent with the facts presented and the representations made on or prior to the Distribution Date in the Tax Representation Letters or (y) could reasonably be expected to cause any Intended Tax Treatment Failure; and (ii) RMT Parent will not (and will cause each RMT Parent Group Entity not

to) take any action (or refrain from taking any action) which (x) is inconsistent with the facts presented and the representations made on or prior to the Distribution Date in the RMT Parent Tax Representations or (y) could reasonably be expected to cause any Intended Tax Treatment Failure.

(b) Covenants Relating to Tax-Free Status. Following the Merger Effective Time and prior to the first day following the second anniversary of the Distribution (the “Restriction Period”), except for Covered Transactions,

(i) SpinCo will (w) maintain its status as a company engaged in the Active Trade or Business for purposes of Section 355(b)(2) of the Code, and (x) not engage in any transaction that would result in it ceasing to be a company engaged in the Active Trade or Business for purposes of Section 355(b)(2) of the Code, in each case taking into account Section 355(b)(3) of the Code;

(ii) SpinCo will continue to hold sufficient assets to satisfy the continuity of business enterprise requirements under section 1.368-1(d) of the Treasury Regulations;

(iii) neither SpinCo nor RMT Parent will repurchase stock of RMT Parent in a manner contrary to the requirements of Section 4.05(1)(b) of IRS Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by IRS Revenue Procedure 2003-48); and

(iv) neither RMT Parent nor SpinCo will, or will agree to, merge, consolidate or amalgamate with any other Person (except as provided for under the Merger Agreement) unless, in the case of a merger or consolidation, RMT Parent or SpinCo is the survivor of the merger, consolidation or amalgamation.

(c) Other Covenants Relating to Intended Tax Treatment. Following the Merger Effective Time, except for Covered Transactions,

(i) Prior to the first day following the fifth anniversary of the issuance of the SPR HoldCo Preferred Stock, RMT Parent shall not cause or permit (A) any portion of the SPR HoldCo Preferred Stock to cease to be outstanding or to be held by RMT Parent or any of its Affiliates, (B) RMT Parent or any of its Affiliates to acquire stock that is the same class as the SPR HoldCo Preferred Stock for purpose of Section 368(c) of the Code, or (C) RMT Parent and its Affiliates to collectively gain “control” of SPR HoldCo (or any tax successor) within the meaning of Section 368(c) of the Code, provided that clause (C) shall not apply if RMT Parent and its Affiliates owned stock constituting “control” of SPR HoldCo (or any tax successor) within the meaning of Section 368(c) of the Code immediately after the Merger or as a result of Step 2 of the Post-Closing Integration Plan;

(ii) During the Restriction Period, RMT Parent will not cause or permit SPR HoldCo to, merge, consolidate or amalgamate with any other Person unless SPR HoldCo is the survivor of the merger, consolidation or amalgamation;

(iii) During the Restriction Period, no RMT Parent Group Entity will amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, in each case, affecting the voting rights of the Equity Interests of SPR HoldCo or SpinCo (including through the conversion of one class of Equity Interests of SPR HoldCo or SpinCo into another class of Equity Interests of SPR HoldCo or SpinCo);

(iv) During the three year period following Merger Effective Time, RMT Parent will not cause or permit (i) any portion of the principal of the SpinCo Debt to be voluntarily repaid, (ii) any action to be voluntarily taken on the part of RMT Parent or its Affiliates which (if taken) would require any portion of the principal amount of the SpinCo Debt to be repaid, (iii) a co-borrower to be added to the SpinCo Debt, (iv) any portion of the SpinCo Debt to be assumed by a different taxpayer for U.S. federal income tax purposes (including by reason of a merger) or (v) a significant modification (within the meaning of Treasury Regulations section 1.1001-3(b)) of the SpinCo Debt in each case, without regard to whether such action is permissible pursuant to the Financing Agreements; provided, that for purposes of this Section 6.02(c)(iv), SpinCo may repay any portion of the SpinCo Debt with the proceeds of new third-party indebtedness of SpinCo (the “SpinCo Replacement Debt”) in which case the representations, warranties and covenants in this Agreement with respect to the SpinCo Debt shall be deemed to refer to the SpinCo Replacement Debt.

(d) Other Covenants. The parties shall use reasonable best efforts (i) to implement the transactions contemplated by the SpinCo Commitment Letter, the Financing Agreements and the Alternative SpinCo Commitment Letter (if any) such that there will not be a significant modification (within the meaning of Treasury Regulations section 1.1001-3(b)) of the SpinCo Debt in connection with the Closing or as part of a plan that includes any transaction effected in connection with the Merger pursuant to the SpinCo Commitment Letter, the Financing Agreements, or the Alternative SpinCo Commitment Letter, and (ii) to implement the transactions described in clause (y) of the definition of “Covered Transaction” in a manner that ensures the Intended Tax Treatment.

(e) Assignment or Transfer. Notwithstanding Section 13.04 of the Separation Agreement, RMT Parent will not cause or permit SpinCo to assign or transfer its rights to receive any transfer of cash or property from GPC under the Separation Agreement to any of its Affiliates.

(f) Certain Exceptions. Notwithstanding the restrictions imposed by Section 6.02(b), Section 6.02(c) and Section 6.02(e), RMT Parent or SpinCo may proceed with any of the actions or transactions described therein, if (i) GPC shall have given its prior written consent to the action or transaction (such consent not to be unreasonably withheld, conditioned or delayed) (ii) GPC shall have received a ruling in accordance with Section 6.03(a) in form and substance reasonably satisfactory to GPC to the effect that such action or transaction will not affect the Intended Tax Treatment of any applicable transaction, or (iii) (in the event that GPC chooses not to pursue such ruling or if such action or transaction is covered by an area in which the Internal Revenue Service will not issue letter rulings), RMT Parent or SpinCo shall have provided to GPC an Unqualified Tax Opinion in form and substance reasonably satisfactory to GPC prior to effecting such action or transaction (it being understood that GPC shall use its reasonable best efforts to determine whether such Unqualified Tax Opinion is reasonably satisfactory to GPC within ten (10) days of receipt of such Unqualified Tax Opinion by GPC); provided that RMT Parent agrees in writing to bear any reasonable expenses associated with obtaining such a ruling or opinion, and, provided further, that the RMT Parent Group Entities shall not be relieved of any liability under Section 3.02 by reason of seeking or having obtained such a ruling or opinion. In determining whether a ruling or opinion is satisfactory, GPC may consider, among other factors, the appropriateness of any underlying assumptions or representations used as a basis for the ruling or opinion and the views on the substantive merits. For the avoidance of doubt, notwithstanding the covenants set forth in this Section 6.02, SpinCo shall be permitted to enter into the Merger.

(g) Tax Reporting. Each of GPC, SpinCo and RMT Parent covenants and agrees that it will file, and cause each of its Affiliates to file, all Tax Returns consistent with the Intended Tax Treatment and, except as required pursuant to a Final Determination, shall not to take, or cause to be taken, any action that would be inconsistent with the Intended Tax Treatment in any Tax Return, Tax audit, Tax litigation or otherwise.

(h) Post-Closing Integration Plan. From the date hereof until the delivery of the Final Post-Closing Integration Plan, GPC and RMT Parent shall continue to confer in good faith regarding any transactions that RMT Parent desires to undertake in order to integrate the Transferred Entities (or their operations) with the other RMT Parent Group Entities (or their operations), and to realize cost synergies, following the Merger, and the parties shall use reasonable best efforts to agree upon any such transactions prior to the Closing provided, GPC shall not be required to agree to any amendment of the Post-Closing Integration Plan that it determines in good faith could reasonably be expected to prevent the Intended Tax Treatment or to materially adversely affect the value of the Distribution, Internal Reorganization Cash Payments or the Merger to GPC or its stockholders. Any such agreed transactions shall be reflected in a modified Post-Closing Integration Plan agreed to by the Parties prior to the Closing, and such plan shall be treated as the “Final Post-Closing Integration Plan.”

(i) Internal Reorganization Plan. From the date hereof until the delivery of the Final Internal Reorganization Plan, GPC and RMT Parent shall continue to confer in good faith regarding any transactions that GPC desires to undertake in order to effect the Internal Reorganization prior to the Distribution, and the parties shall use reasonable best efforts to agree upon any such transactions prior to the Closing provided, RMT Parent shall not be required to agree to any amendment of the Internal Reorganization that it determines in good faith could reasonably be expected to materially adversely affect the value of the Distribution, Internal Reorganization Cash Payments or the Merger to RMT Parent or its stockholders. Any such agreed transactions shall be reflected in a modified Internal Reorganization plan agreed to by the Parties at least three (3) days prior to the Closing, and such plan shall be treated as the “Final Internal Reorganization Plan.”

(j) SPR HoldCo Preferred Stock.

(i) Notwithstanding any provision in this Agreement and the Separation Agreement, GPC may implement the SPR HoldCo Exchange as a transfer by GPC of all of the outstanding stock of SPR Procurement and SPR, together with indebtedness of SPR that is held by GPC and its Affiliates, to SPR HoldCo in exchange for common stock of SPR HoldCo and no SPR HoldCo Preferred Stock (the “Common Stock SPR HoldCo Exchange”).

(ii) If GPC determines pursuant to Section 6.02(j)(i) above to implement the Common Stock SPR HoldCo Exchange, notwithstanding anything to the contrary in this Agreement or the Separation Agreement:

(A) (1) SPR HoldCo will not issue any SPR HoldCo Preferred Stock pursuant to the Internal Reorganization;

(2) there will be no binding agreement for GPC to sell the SPR HoldCo Prefered Stock to a third party; and

(3) no 338(h)(10) Election will be made.

(B) “GPC Tax Opinions” will not include the GPC 338(h)(10) Tax Opinion.

(C) “Intended Tax Treatment” will have the same meaning as Tax Free Status.

(D) “Intended Tax Treatment Failure” will have the same meaning as Tax-Free Transaction Failure.

(E) The following Sections of this Agreement shall no longer apply: Section 6.01(a)(i) with respect to SPR HoldCo only, Section 6.01(a)(iii), Section 6.02(c)(i), Section 6.02(c)(ii), Section 6.02(c)(iii) with respect to SPR HoldCo only, Section 7.03 and Section 7.05(a)(i).

Section 6.03. Procedures Regarding Opinions and Rulings. (a) If RMT Parent or SpinCo notifies GPC that it desires to take one of the actions described in Section 6.02(b), Section 6.02(c) or Section 6.02(e) (a “Notified Action”), GPC, SpinCo and RMT Parent shall cooperate in obtaining a ruling from the IRS or an Unqualified Tax Opinion for the purpose of permitting SpinCo to take the Notified Action unless GPC shall have waived in writing the requirement to obtain such ruling or Unqualified Tax Opinion. If a ruling from the IRS is to be sought, GPC shall apply for such ruling and GPC shall control the process of obtaining such ruling. In no event shall GPC be required to file any ruling request under this Section 6.03(a) unless each of RMT Parent and SpinCo represents that (i) it has read such ruling request, and (ii) all information and representations, if any, relating to SpinCo, its current or former shareholders or any RMT Parent Group Entity contained in such ruling request documents are (subject to any qualifications therein) true, correct and complete in all material respects. RMT Parent shall reimburse GPC for all reasonable out-of-pocket costs and expenses incurred by any GPC Group Entity in connection with any Notified Action within ten (10) days after receiving an invoice from GPC therefor.

(b) GPC shall have the right to obtain a ruling relating to the Intended Tax Treatment or an Unqualified Tax Opinion at any time in its sole and absolute discretion. If GPC notifies RMT Parent or SpinCo that it has determined to obtain such ruling or opinion, RMT Parent and SpinCo shall (and shall cause each RMT Parent Group Entity to) cooperate with GPC and take any and all actions reasonably requested by GPC in connection with obtaining such ruling or opinion (including by making any representation that is true or any reasonable covenant or providing any materials reasonably requested by the IRS or the law firm issuing such opinion). In connection with obtaining such ruling, GPC shall apply for such ruling and shall have sole and exclusive control over the process of obtaining such ruling. GPC shall reimburse RMT Parent for all reasonable out-of-pocket costs and expenses incurred by any RMT Parent Group Entity in connection with any ruling or Unqualified Tax Opinion requested by GPC within ten (10) days after receiving an invoice from RMT Parent therefor.

(c) Except as provided in Section 6.03(a) or (b), following the Distribution Effective Time, no RMT Parent Group Entity shall voluntarily seek any guidance from the IRS or any other Taxing Authority (whether written, verbal or otherwise) concerning the Intended Tax Treatment of the SPR HoldCo Exchange (if applicable), the Distribution or the Merger.

ARTICLE VII

COOPERATION

Section 7.01. General Cooperation. The Parties shall each cooperate fully (and each shall cause their respective Subsidiaries to cooperate fully) with all reasonable requests in writing or via e-mail from another party hereto, or from an agent, representative or advisor to such party, in connection with the preparation and filing of Tax Returns, claims for Refunds, Tax Proceedings, any revisions or amendments to the Internal Reorganization or the Post-Closing Integration Plan, and calculations of amounts required to be paid pursuant to this Agreement, in each case, related or attributable to or arising in connection with Taxes of any of the Parties or their respective Subsidiaries covered by this Agreement, any revisions or amendments to the Internal Reorganization or the Post-Closing Integration Plan or the establishment of any reserve required in connection with any financial reporting (a “Tax Matter”). Such cooperation shall include the provision of any information reasonably necessary or helpful in connection with a Tax Matter and shall include at each party’s own cost:

(i) the provision, in hard copy and electronic forms, of any Tax Returns of the Parties and their respective Subsidiaries, books, records (including information regarding ownership and Tax basis of property), documentation and other information relating to such Tax Returns, including accompanying schedules, related work papers, and documents relating to rulings or other determinations by Taxing Authorities;

(ii) the execution of any document (including any power of attorney) reasonably requested by another party in connection with any Tax Proceedings of any of the Parties or their respective Subsidiaries, or the filing of a Tax Return or a Refund claim of the Parties or any of their respective Subsidiaries; and

(iii) the use of the party’s reasonable best efforts to obtain any documentation in connection with a Tax Matter.

Each party shall make its employees, advisors, and facilities available, without charge, on a reasonable and mutually convenient basis in connection with the foregoing matters in a manner that does not interfere with the ordinary business operations of such party.

Notwithstanding any other provision of this Agreement, GPC shall not be required to provide SpinCo or any RMT Parent Group Entity with a copy of (or access to) any GPC Income Tax Return or any GPC Non-Income Tax Return (except for pro forma separate company Tax Returns of any of the Transferred Companies) or any information with respect to any GPC Business.

Section 7.02. Retention of Records. GPC and SpinCo shall retain or cause to be retained all Tax Returns, schedules and work papers, and all material records or other documents relating thereto in their possession, including all such electronic records, and shall maintain all hardware necessary to retrieve such electronic records, in all cases until sixty (60) days after the expiration of the applicable statute of limitations (including any waivers or extensions thereof) of the taxable periods to which such Tax Returns and other documents relate or until the expiration of any additional period that any party reasonably requests, in writing, with respect to specific material records and documents. A party intending to destroy any material records or documents shall provide the other party with reasonable advance notice and the opportunity to copy or take possession of such records and documents. The parties hereto will notify each other in writing of any waivers or extensions of the applicable statute of limitations that may affect the period for which the foregoing records or other documents must be retained.

Section 7.03. 338(h)(10) Elections. GPC shall be responsible for making timely 338(h)(10) Elections with the IRS (and other applicable Taxing Authorities) in connection with the SPR HoldCo Exchange; provided, that (a) GPC shall provide draft Forms 8023 (and any similar state and local forms) to RMT Parent, and RMT Parent shall be entitled to a reasonable amount of time to provide GPC with written comments to the Form 8023 to the SPR HoldCo Exchange and (b) RMT Parent shall execute any such forms as reasonably requested by GPC.

Section 7.04. Tax Filings. GPC shall provide RMT Parent with proof of timely filing of (i) the 338(h)(10) Elections (if any) and (ii) any other Tax elections made in respect of the Transferred Entities in connection with the transactions contemplated by the Final Internal Reorganization Plan (including any entity classification elections in respect of SPR Canada and The Safety Zone Canada, ULC made on IRS Forms 8832), along with, in each case, any acceptance from or other correspondence with any Taxing Authority in connection therewith.

Section 7.05. Allocation.

(a) GPC shall prepare a statement setting forth the allocation (i) of the SpinCo Enterprise Value (reduced by the Canada Consideration) among the assets of each of the entities for which a 338(h)(10) Election is made and (ii) the allocation of the Canada Consideration (and all other amounts properly taken into account under Applicable Law) among the assets of SPR Canada and The Safety Zone Canada, ULC (the “Allocation Statement”) and shall deliver the Allocation Statement to RMT Parent within one hundred and twenty (120) days after the Closing Date. If within 30 days after delivery of the Allocation Statement RMT Parent notifies GPC in writing that RMT Parent objects to the allocation set forth in the Allocation Statement, GPC and RMT Parent shall use commercially reasonable efforts to resolve such dispute within 20 days. In the event that GPC and RMT Parent are unable to resolve such dispute within 20 days, GPC and RMT Parent shall jointly retain the Accounting Firm (as defined below) to resolve the disputed items. Upon resolution of the disputed items, the allocation reflected on the Allocation Statement shall be adjusted to reflect such resolution. GPC, SpinCo and RMT Parent agree that they will file all Tax Returns (including IRS Form 8023s, IRS Form 8883s and IRS Form 8594s) consistent with the Allocation Statement.

(b) The parties shall use reasonable best efforts and negotiate in good faith to agree as to the amount of the Canada Consideration by the date that is three (3) days prior to Closing; [*].

ARTICLE VIII

MISCELLANEOUS

Section 8.01. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware (without regard to the choice of law provisions thereof).

Section 8.02. Dispute Resolution. In the event of any dispute between the Parties to be resolved by the Accounting Firm in accordance with the terms of Article II, Article III, Article IV, Article VI, Section 7.05(a) or Section 7.05(b), and with respect to any Taxes or other dispute involving computational matters, the parties shall appoint a nationally recognized independent public accounting firm (the “Accounting Firm”) to resolve such dispute. In this regard, the Accounting Firm shall make determinations with respect to the disputed items based solely on representations made by GPC and SpinCo and their respective representatives, and not by independent review, and shall function only as an expert and not as an arbitrator and shall be required to make a determination in favor of one party only. The parties shall require the Accounting Firm to resolve all disputes no later than thirty (30) days after the submission of such dispute to the

Accounting Firm and agree that all decisions by the Accounting Firm with respect thereto shall be final and conclusive and binding on the parties. The Accounting Firm shall resolve all disputes in a manner consistent with this Agreement. The parties shall require the Accounting Firm to render all determinations in writing and to set forth, in reasonable detail, the basis for such determination. The fees and expenses of the Accounting Firm shall be borne equally by GPC, on the one hand, and RMT Parent, on the other hand.

Section 8.03. Tax Sharing Agreements. All Tax sharing, indemnification and similar agreements, written or unwritten, as between a GPC Group Entity, on the one hand, and a Transferred Entity, on the other (other than this Agreement, the Separation Agreement, the Merger Agreement, any Ancillary Agreement, and any other agreement for which Taxes is not the principal subject matter), shall be or shall have been terminated no later than the Distribution Date (and prior to the Distribution) and, after the Distribution, no GPC Group Entity or Transferred Entity shall have any further rights or obligations under any such Tax sharing, indemnification or similar agreement.

Section 8.04. Interest on Late Payments. With respect to any payment between the Parties pursuant to this Agreement not made by the due date set forth in this Agreement for such payment, the outstanding amount will accrue interest at a rate per annum equal to the rate in effect for underpayments under Section 6621 of the Code from such due date to and including the payment date.

Section 8.05. Survival of Covenants. Except as otherwise contemplated by this Agreement, the covenants and agreements contained herein to be performed following the Distribution shall survive the Closing Date in accordance with their respective terms.

Section 8.06. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. The application of such invalid or unenforceable provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall be valid and be enforced to the fullest extent permitted by Applicable Law. To the extent any provision of this Agreement is determined to be prohibited or unenforceable in any jurisdiction or determined to be impermissible by any Governmental Authority, GPC and SpinCo agree to use reasonable best efforts to substitute one or more valid, legal and enforceable provisions that, insofar as practicable, implement the purposes and intent of the prohibited, unenforceable or impermissible provision.

Section 8.07. Entire Agreement. This Agreement, the other Transaction Documents and any other agreements contemplated hereby or thereby, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter hereof. Except as expressly provided herein, neither this Agreement nor any provision hereof is intended to confer upon any Person other than the Parties (and their successors and permitted assigns) any rights or remedies hereunder.

Section 8.08. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign, delegate or otherwise transfer, directly or indirectly, in whole or in part, any of its rights or obligations under this Agreement without the prior written consent of the other Party. Notwithstanding the foregoing, no assignment, delegation or other transfer of rights under this Agreement shall relieve the assignor of any liability or obligation hereunder. Any attempted assignment, delegation or transfer in violation of this Section 8.08 shall be void. From and after the Closing, RMT Parent shall be subject to all of the obligations and restrictions imposed on SpinCo hereunder, including the indemnification obligations of SpinCo under Section 3.02.

Section 8.09. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties and their respective successors and permitted assigns) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and, except as provided in Article III relating to certain indemnitees, no Person shall be deemed a third party beneficiary under or by reason of this Agreement.

Section 8.10. Specific Performance. Each Party acknowledges that, from and after the Distribution Date, money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such Party and that any such breach would cause the other Party irreparable harm. Accordingly, each Party also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such Party, the other Party shall be entitled to equitable relief without the requirement of posting a bond or other security, including in the form of injunctions and orders for specific performance, in addition to all other remedies available to such other Party at law or in equity.

Section 8.11. Amendments; Waivers.

(a) This Agreement may be amended, and any provision of this Agreement may be waived if and only if such amendment or waiver, as the case may be, is in writing and signed, in the case of an amendment, by the Parties or, in the case of a waiver, by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. Any term, covenant or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but only by a written notice signed by such Party expressly waiving such term, covenant or condition. The waiver by any Party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 8.12. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts (including by facsimile or PDF), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Party hereto.

Section 8.13. Confidentiality. All information exchanged, received or obtained pursuant to this Agreement shall be subject to the provisions of Section 5.04 of the Separation Agreement, mutatis mutandis.

Section 8.14. Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING (INCLUDING ANY COUNTERCLAIM) DIRECTLY OR INDIRECTLY ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH SUIT, ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH IN THIS SECTION 8.14.

Section 8.15. Jurisdiction; Service of Process. Except as expressly contemplated by another provision of this Agreement, any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and each of the Parties hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such Proceeding and waives any objection to venue laid therein. Process in any such Proceeding may be served on any Party anywhere in the world, whether within or without the State of Delaware. Without limiting the foregoing, the Parties agree that service of process upon such Party at the address referred to in Section 8.16 (or such other address as may be specified in accordance with Section 8.16) shall be deemed effective service of process upon such Party.

Section 8.16. Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including email) and shall be given:

if to Genuine Parts Company:

Genuine Parts Company

2999 Wildwood Parkway

Atlanta, Georgia 30339

Attention:	Mary Vann Hamilton
David Haskett
Christopher T. Galla
E-mail:	Mary_VannHamilton@genpt.com
David_Haskett@genpt.com
Chris_Galla@genpt.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: David H. Schnabel

Email: david.schnabel@davispolk.com

if to SpinCo prior to the Merger Effective Time:

Rhino SpinCo, Inc.

c/o Genuine Parts Company

2999 Wildwood Parkway

Atlanta, Georgia 30339

Attention:	Mary Vann Hamilton
David Haskett
Christopher T. Galla
E-mail:	Mary_VannHamilton@genpt.com
David_Haskett@genpt.com
Chris_Galla@genpt.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: David H. Schnabel

Email: david.schnabel@davispolk.com

If to RMT Parent, and, after the Merger Effective Time, SpinCo:

Essendant Inc.

One Parkway North Boulevard

Suite 100

Deerfield, Illinois 60015

Attention:	Janet Zelenka, Chief Financial Officer
Brendan McKeough, General Counsel
E-mail:	jzelenka@essendant.com
bmckeough@essendant.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

Attention: Steven J. Matays

Email: steven.matays@skadden.com

or to such other address or email and with such other copies, as such Party may hereafter specify for that purpose by notice to the other Parties. Each such notice, request or other communication shall be effective (a) on the day delivered (or if that day is not a Business Day, on the first following day that is a Business Day) when (i) delivered personally against receipt or (ii) sent by overnight courier, (b) on the day when email is transmitted (so long as receipt is requested and received) (or if that day is not a Business Day, on the first following day that is a Business Day) and (c) if given by any other means, upon delivery or refusal of delivery at the address specified in this Section 8.16 (or such other address as a Party hereafter may specify by notice to the other Parties).

Section 8.17. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

GENUINE PARTS COMPANY

By:	/s/ Christopher T. Galla
Name:	Christopher T. Galla
Title:	Vice President and Assistant General Counsel

RHINO SPINCO, INC.

By:	/s/ Christopher T. Galla
Name:	Christopher T. Galla
Title:	Assistant Vice President

ESSENDANT INC.

By:	/s/ Richard D. Phillips
Name:	Richard D. Phillips
Title:	President and Chief Executive Officer